CUSIP No.	208242107
Exhibit 12
CONSENT
     The undersigned, Arden Jewell Stephens Trust, being a party to the Conns Voting Trust Agreement dated as of November 18, 2003 (the “Voting Trust Agreement”), hereby (i) agrees to observe all of the terms and conditions of the Voting Trust Agreement with respect to an additional 125,000 shares of Conns Common Stock received by the undersigned from Pamela Diane Stephens Trust One (the “Additional Shares”), and (ii) agrees to surrender the certificates representing the Additional Shares to the Trustee under the Voting Trust Agreement in exchange for a Voting Trust Certificate as provided in the Voting Trust Agreement.

Arden Jewell Stephens Trust
Date: 2/27/06	BY:	/s/ Robert L. Schulte, Trustee